Exhibit 99.1

Ballard Applauds Landmark Zero-Emission Trucks Regulation in California

  Fuel cell solutions offer a compelling value proposition for trucks

VANCOUVER, BC, June 29, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today recognized the landmark Advanced Clean Truck Regulation passed by the California Air Resources Board (CARB), requiring the scaled adoption of zero-emission commercial trucks in California.

On June 25, 2020 CARB adopted a first-in-the-world regulation requiring truck manufacturers to transition from diesel trucks and vans (for Class 2b through Class 8) to electric zero-emission trucks, with a plan for every new truck sold in California to be zero-emission by 2045.

Manufacturers who certify medium- and heavy-duty chassis or complete vehicles with combustion engines are now required to sell zero-emission trucks as an increasing percentage of their annual sales in California, starting in 2024. For model year 2024, 9% of all on-road Class 4-8 truck sales must be zero-emission vehicles, incrementally scaling up to 50% for 2030, and 75% for 2035 and beyond. Similarly, for Class 7-8 tractors the requirements are 5% for 2024, 30% for 2030, and 40% for 2035.

Sales requirements for Class 7-8 tractors under this regulation create alignment with the Clean Air Action Plan encompassing the Ports of Los Angeles and Long Beach, which has a goal of reducing pollution from every source at the ports. Sources include ships, trains, harbor craft, cargo-handling equipment, along with 16,000 Class 8 drayage trucks currently operating at these ports.

"This bold zero-emission trucks regulation recognizes that, although trucks represent just 7% of all registered vehicles in California, they are responsible for 70% of the state's smog-causing pollution and 80% of carcinogenic diesel soot," said Randy MacEwen, Ballard President and CEO. "The Advanced Clean Truck Regulation puts California on an aggressive path toward implementation of clean energy transportation solutions for medium and heavy-duty trucks – market segments for which emissions abatement has previously proven difficult to achieve. We believe hydrogen-powered fuel cells will uniquely enable the decarbonization of heavy and long-range commercial trucks, with clear range and refueling advantages over battery electric trucks and without compromises to payload."

Tim Sasseen, Ballard's Business Development Manager for California stated, "We commend CARB for its continued strong leadership in reducing emissions and improving air quality. At Ballard, we are dedicated to offering a compelling portfolio of fuel cell products to accelerate the commercialization of fuel cell trucks in California. We are initially focused on market segments that feature heavy trucks with long daily range requirements and a return-to-base depot refueling model, with longer-term markets that feature corridor refueling. We are making progress on current and planned fuel cell truck demonstration programs to support California in meetings its zero-emission trucks mandates."

Ballard's industry leading fuel cell technology currently supports the operation of over 2,200 commercial trucks, primarily in China. Ballard estimates the total global addressable market for fuel cell engines in commercial trucks at more than $120 billion annually.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 29-JUN-20